                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                             HARISTON CORPORATION
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                              (Name of Issuer)

                        Common Stock Without Par Value
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                        (Title of Class of Securities)

                                    41255A

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                                (CUSIP Number)

                               Tom S. Kusumoto
   Suite 220, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
                          Telephone: (604) 689-7565
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     (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 5, 1998
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.   41255A

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1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
   Persons

   Pacific Mercantile Company Limited
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2) Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                      (b) [ ]
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3) SEC Use Only

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4) Source of Funds

   WC
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5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)

   [   ]
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6) Citizenship or Place of Organization

   Province of Alberta, Canada
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                         (7) Sole Voting Power
   Number of
   Shares Bene-              - 0 -
                         ----------------------------------------------------
                         (8) Share Voting Power
   ficially
   Owned by                  696,000
                         ----------------------------------------------------
                         (9) Sole Dispositive Power
   Each Reporting
   Person                    - 0 -
                         ----------------------------------------------------
                         (10)Share Dispositive Power
   With
                             696,000
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11) Aggregate Amount Beneficially Owned by Each Reporting Person

    696,000
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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

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13) Percent of Class Represented by Amount in Row (11)

    5.5%
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14) Type of Reporting Person

    CO
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

CUSIP NO.   41255A

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1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
   Persons

   Cross Creek Finance Group Ltd.
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2) Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                      (b) [ ]
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3) SEC Use Only

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4) Source of Funds

   AF
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5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)

   [   ]
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6) Citizenship or Place of Organization

   Province of British Columbia, Canada
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                         (7) Sole Voting Power
   Number of
   Shares Bene-              - 0 -
                         ----------------------------------------------------
                         (8) Share Voting Power
   ficially
   Owned by                  696,000
                         ----------------------------------------------------
                         (9) Sole Dispositive Power
   Each Reporting
   Person                    - 0 -
                         ----------------------------------------------------
                         (10)Share Dispositive Power
   With
                             696,000
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11) Aggregate Amount Beneficially Owned by Each Reporting Person

    696,000
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12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

    5.5%
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14) Type of Reporting Person

    CO
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

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the shares of common stock without par value of Hariston Corporation ("Hariston"), a corporation organized under the laws of Canada, and having a principal executive office at Suite 1555, 1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of Cross Creek Finance Group Ltd. ("Cross Creek"), a company organized under the laws of the Province of British Columbia, Canada, and Pacific Mercantile Company Limited ("Pacific Mercantile"), a company organized under the laws of the Province of Alberta, Canada, and the owner of 100% of the capital stock of Cross Creek. The principal executive offices of Cross Creek and Pacific Mercantile are located
at Suite 220, 375 Water Street, Vancouver British Columbia, Canada   V6B 5C6.
Cross Creek and Pacific Mercantile engage in financing, merchant banking and investing activities. Pacific Mercantile and Cross Creek are sometimes collectively referred to herein as the "Reporting Persons".

     The following table lists the name, citizenship, principal business address and principal occupation of the executive officers and directors of Pacific Mercantile and Cross Creek. Tom S. Kusumoto and Tian R. Kusumoto are directors and officers of both Pacific Mercantile and Cross Creek.



 NAME             RESIDENCE OR                                  PRINCIPAL                             CITIZENSHIP
                BUSINESS ADDRESS                                OCCUPATION

Tom S.      Suite 202, 375 Water Street,    Director and President of Pacific Mercantile; Director      Canadian
Kusumoto    Vancouver, British Columbia,    and President of Cross Creek; Securities Analyst of
            Canada  V6B 5C6                 Mercury Partners & Company Ltd.


Tian R.     Suite 202, 375 Water Street,    Director and Secretary of Pacific Mercantile; Director      Canadian
Kusumoto    Vancouver, British Columbia,    and Secretary of Cross Creek; President of TRK
            Canada  V6B 5C6                 Investment Corporation; Director, President,
                                            Secretary, Chief Executive Officer and Chief Financial
                                            Officer of Guardian Bancorp Ltd.

H. Thomas   Suite 202, 375 Water Street,    Director of Pacific Mercantile.                             Canadian
Irwin       Vancouver, British Columbia,
            Canada  V6B 5C6



     During the last five years, neither Pacific Mercantile, Cross Creek nor, to the knowledge of Pacific Mercantile and Cross Creek, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Both Pacific Mercantile and Cross Creek have executed a joint filing agreement consenting to the joint filing of this Schedule 13D. Such agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Cross Creek received the funds necessary to purchase 696,000 shares of common stock of Hariston at a price of $0.15 per share for an aggregate purchase price of $104,400.00 from Pacific Mercantile. Pacific Mercantile transferred such funds to Cross Creek from Pacific Mercantile's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     Cross Creek has acquired 696,000 shares of common stock of Hariston for investment purposes. From time to time, the Reporting Persons intend to discuss with management of Hariston the Reporting Persons' suggestions for enhancing shareholder value. Such suggestions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities and Exchange Act of 1934 (the "Exchange Act"). In this regard, the Reporting Persons will consider participation in appropriate shareholder action with a view to enhance shareholder value.

     Other than as described above, neither Pacific Mercantile, Cross Creek nor, to the knowledge of the Reporting Persons, any of their directors or executive officers, have any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act. The Reporting Persons reserve the right to acquire additional securities of Hariston, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Hariston or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     On March 5, 1998, Cross Creek acquired, in aggregate, 696,000 shares of common stock of Hariston at a price of $0.15 per share, pursuant to share purchase agreements with Oeri Finance Inc. ("Oeri") and JB Oxford & Company ("Oxford"). Such agreements are filed as Exhibits 2 and 3, respectively, to this Schedule 13D and are incorporated herein by reference. Cross Creek is a wholly-owned subsidiary of Pacific Mercantile. As a result, Cross Creek is the direct beneficial owner, Pacific Mercantile is an indirect beneficial owner, and Pacific Mercantile and Cross Creek have the shared power to direct the vote and disposition, of such shares, which represent 5.5% of Hariston's outstanding common stock.

     To the knowledge of the Reporting Persons, none of their directors or executive officers have any power to vote or dispose of any shares of common stock of Hariston, nor did they, the Reporting Persons, effect any transactions in such shares during the past 60 days, except as disclosed herein.

     To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 696,000 shares of common stock of Hariston acquired by Cross Creek.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The description of the purchase of 696,000 common shares of Hariston by Cross Creek from Oeri and Oxford, described in Items 4 and 5 above, is qualified in its entirety by reference to Exhibits 2 and 3, which contain the text of the purchase and sale agreements and are incorporated herein by reference.

     In addition, Cross Creek entered into option agreements with Oeri and Oxford wherein Cross Creek granted to Oeri and Oxford the right, for a period of 15 days commencing on March 4, 1999, to acquire 300,000 and 396,000 common shares of Hariston, respectively, at a price of $0.15 per share and, conversely, each of Oeri and Oxford granted to Cross Creek the right to sell same at a price of $0.15 per share to Oeri and Oxford for a period of 15 days commencing thereafter. The option agreements are filed as Exhibits 4 and 5 to this Schedule 13D and are incorporated herein by reference, and qualify in its entirety the foregoing description of the option agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number         Description
--------------         -----------

         1 Joint Filing Agreement between Pacific Mercantile Company Limited and Cross Creek Finance Group Ltd. dated March 13, 1998.
         2 Share Purchase Agreement between Oeri Finance Inc. and Cross Creek Finance Group Ltd. dated for reference March 4, 1998.
         3 Share Purchase Agreement between JB Oxford & Company and Cross Creek Finance Group Ltd. dated for reference March 4, 1998.
         4 Option Agreement between Cross Creek Finance Group Ltd. and Oeri Finance Inc. dated March 4, 1998.
         5 Option Agreement between Cross Creek Finance Group Ltd. and JB Oxford & Company dated March 4, 1998.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 March 13, 1998
                                        -------------------------------------
                                                      (Date)

                                        PACIFIC MERCANTILE COMPANY
                                        LIMITED
                                        By:

                                              /s/  Tom S. Kusumoto
                                        -------------------------------------
                                                    (Signature)

                                            Tom S. Kusumoto, President
                                        -------------------------------------
                                                  (Name and Title)


                                                 March 13, 1998
                                        -------------------------------------
                                                      (Date)

                                        CROSS CREEK FINANCE GROUP LTD.
                                        By:

                                                /s/  Tom S. Kusumoto
                                        -------------------------------------
                                                    (Signature)

                                             Tom S. Kusumoto, President
                                        -------------------------------------
                                                  (Name and Title)

                              EXHIBIT INDEX
                              -------------

        1 Joint Filing Agreement between Pacific Mercantile Company Limited and Cross Creek Finance Group Ltd. dated March 13, 1998.
        2 Share Purchase Agreement between Oeri Finance Inc. and Cross Creek Finance Group Ltd. dated for reference March 4, 1998.
        3 Share Purchase Agreement between JB Oxford & Company and Cross Creek Finance Group Ltd. dated for reference March 4, 1998.
        4 Option Agreement between Cross Creek Finance Group Ltd. and Oeri Finance Inc. dated March 4, 1998.
        5 Option Agreement between Cross Creek Finance Group Ltd. and JB Oxford & Company dated March 4, 1998.